SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 0000865492

As at January 10, 2003

GREAT BASIN GOLD LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 10, 2003

* Print the name and title of the signing officer under his signature.

Great Basin Gold Ltd.
1020 - 800 West Pender Street
Vancouver , BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.hdgold.com

$10 MILLION PRIVATE PLACEMENT FINANCING

January 10, 2003, Vancouver, B.C. - Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (TSX Venture:GBG; OTC.BB:GBGLF) is pleased to announce that the Company has entered into a financing agreement with Loewen, Ondaatje, McCutcheon Limited, on its own behalf and including Desjardins Securities Inc., Haywood Securities Inc., and Pacific International Securities Inc. (the "Agents") to raise up to $10 million by way of a private placement with certain investors comprising sophisticated purchasers and accredited investors. The placement consists of 5.6 million Units at a price of $1.80 per Unit. Each Unit will comprise one common share and one half of one common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share at $1.80, for a one year period from the date of closing. Great Basin will pay a commission and an option entitling the Agents to subscribe for 6% of the number of the Units sold by the Agents at an exercise price of $1.80 for one year. The common shares and warrant common shares are subject to a hold period in Canada for four months from the date of closing. The financing is scheduled to close by the end of January, 2003 and is subject to regulatory approvals expected in the ordinary course.

The $10 million private placement combined with Great Basin's current treasury of approximately $14 million will be used to fund the acquisition, exploration and development of the Burnstone gold project, other potential future exploration programs, and for working capital and general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further details on Great Basin Gold Ltd. and its Burnstone and Ivanhoe Gold Projects please visit the Hunter Dickinson website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.